UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)*

Cogent Biosciences, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

19240Q201

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19240Q201	Page 2 of 16

1.	Name of Reporting Persons Venrock Healthcare Capital Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 11,516,667[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 11,516,667[2]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,516,667[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%[3]
12.	Type of Reporting Person (See Instructions) PN

1	Venrock Healthcare Capital Partners II, L.P., VHCP Co-Investment Holdings II, LLC, Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management II, LLC, VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.

2	Consists of (i) 788,162 shares of common stock and 1,542,716 shares of common stock issuable upon the conversion of Series A non-voting convertible preferred stock (“Series A stock”) held by Venrock Healthcare Capital Partners II, L.P., (ii) 319,465 shares of common stock and 623,204 shares of common stock issuable upon the conversion of Series A stock held by VHCP Co-Investment Holdings II, LLC, (iii) 2,373,381 shares of common stock and 3,333,950 shares of common stock issuable upon the conversion of Series A stock held by Venrock Healthcare Capital Partners III, L.P., (iv) 237,682 shares of common stock and 332,630 shares of common stock issuable upon the conversion of Series A stock held by VHCP Co-Investment Holdings III, LLC., and (v) 1,965,477 shares of common stock held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon the voluntary conversion of the Reporting Persons’ Series A stock pursuant to the Certificate of Designation for the Series A stock as a result of the blocker provision of the Certificate of Designation described in the following sentence. The Certificate of Designation provides that the holder of Series A stock will not have a right to convert, subject to certain exceptions, the Series A stock for common stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would exceed a beneficial ownership limitation to be set at the discretion of the holder between 4.9% and 19.9% of the number of shares of common stock outstanding immediately after giving effect to the issuance of the shares of common stock being converted. The Reporting Persons have set the beneficial ownership limitation at 9.99%.

3	This percentage is calculated based upon (i) 109,450,463 shares of the Issuer’s Common Stock outstanding as of August 2, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2024 plus (ii) 5,832,500 shares of common stock issuable upon conversion of Series A stock held by the Reporting Persons.

CUSIP No. 19240Q201	Page 3 of 16

1.	Name of Reporting Persons VHCP Co-Investment Holdings II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 11,516,667[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 11,516,667[2]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,516,667[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%[3]
12.	Type of Reporting Person (See Instructions) OO

1	Venrock Healthcare Capital Partners II, L.P., VHCP Co-Investment Holdings II, LLC, Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management II, LLC, VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.

2	Consists of (i) 788,162 shares of common stock and 1,542,716 shares of common stock issuable upon the conversion of Series A non-voting convertible preferred stock (“Series A stock”) held by Venrock Healthcare Capital Partners II, L.P., (ii) 319,465 shares of common stock and 623,204 shares of common stock issuable upon the conversion of Series A stock held by VHCP Co-Investment Holdings II, LLC, (iii) 2,373,381 shares of common stock and 3,333,950 shares of common stock issuable upon the conversion of Series A stock held by Venrock Healthcare Capital Partners III, L.P., (iv) 237,682 shares of common stock and 332,630 shares of common stock issuable upon the conversion of Series A stock held by VHCP Co-Investment Holdings III, LLC., and (v) 1,965,477 shares of common stock held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon the voluntary conversion of the Reporting Persons’ Series A stock pursuant to the Certificate of Designation for the Series A stock as a result of the blocker provision of the Certificate of Designation described in the following sentence. The Certificate of Designation provides that the holder of Series A stock will not have a right to convert, subject to certain exceptions, the Series A stock for common stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would exceed a beneficial ownership limitation to be set at the discretion of the holder between 4.9% and 19.9% of the number of shares of common stock outstanding immediately after giving effect to the issuance of the shares of common stock being converted. The Reporting Persons have set the beneficial ownership limitation at 9.99%.

3	This percentage is calculated based upon (i) 109,450,463 shares of the Issuer's Common Stock outstanding as of August 2, 2024, as reported in the Issuer's Quarterly Report on Form 10 - Q filed with the Securities and Exchange Commission on August 6, 2024 plus (ii) 5,832,500 shares of common stock issuable upon conversion of Series A stock held by the Reporting Persons.

CUSIP No. 19240Q201	Page 4 of 16

1.	Name of reporting persons Venrock Healthcare Capital Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 11,516,667[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 11,516,667[2]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,516,667[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%[3]
12.	Type of Reporting Person (See Instructions) PN

1	Venrock Healthcare Capital Partners II, L.P., VHCP Co-Investment Holdings II, LLC, Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management II, LLC, VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.

2	Consists of (i) 788,162 shares of common stock and 1,542,716 shares of common stock issuable upon the conversion of Series A non-voting convertible preferred stock (“Series A stock”) held by Venrock Healthcare Capital Partners II, L.P., (ii) 319,465 shares of common stock and 623,204 shares of common stock issuable upon the conversion of Series A stock held by VHCP Co-Investment Holdings II, LLC, (iii) 2,373,381 shares of common stock and 3,333,950 shares of common stock issuable upon the conversion of Series A stock held by Venrock Healthcare Capital Partners III, L.P., (iv) 237,682 shares of common stock and 332,630 shares of common stock issuable upon the conversion of Series A stock held by VHCP Co-Investment Holdings III, LLC., and (v) 1,965,477 shares of common stock held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon the voluntary conversion of the Reporting Persons’ Series A stock pursuant to the Certificate of Designation for the Series A stock as a result of the blocker provision of the Certificate of Designation described in the following sentence. The Certificate of Designation provides that the holder of Series A stock will not have a right to convert, subject to certain exceptions, the Series A stock for common stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would exceed a beneficial ownership limitation to be set at the discretion of the holder between 4.9% and 19.9% of the number of shares of common stock outstanding immediately after giving effect to the issuance of the shares of common stock being converted. The Reporting Persons have set the beneficial ownership limitation at 9.99%.

3	This percentage is calculated based upon (i) 109,450,463 shares of the Issuer’s Common Stock outstanding as of August 2, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2024 plus (ii) 5,832,500 shares of common stock issuable upon conversion of Series A stock held by the Reporting Persons.

CUSIP No. 19240Q201	Page 5 of 16

1.	Name of reporting persons VHCP Co-Investment Holdings III, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 11,516,667[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 11,516,667[2]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,516,667[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%[3]
12.	Type of Reporting Person (See Instructions) OO

1	Venrock Healthcare Capital Partners II, L.P., VHCP Co-Investment Holdings II, LLC, Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management II, LLC, VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.

2	Consists of (i) 788,162 shares of common stock and 1,542,716 shares of common stock issuable upon the conversion of Series A non-voting convertible preferred stock (“Series A stock”) held by Venrock Healthcare Capital Partners II, L.P., (ii) 319,465 shares of common stock and 623,204 shares of common stock issuable upon the conversion of Series A stock held by VHCP Co-Investment Holdings II, LLC, (iii) 2,373,381 shares of common stock and 3,333,950 shares of common stock issuable upon the conversion of Series A stock held by Venrock Healthcare Capital Partners III, L.P., (iv) 237,682 shares of common stock and 332,630 shares of common stock issuable upon the conversion of Series A stock held by VHCP Co-Investment Holdings III, LLC., and (v) 1,965,477 shares of common stock held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon the voluntary conversion of the Reporting Persons’ Series A stock pursuant to the Certificate of Designation for the Series A stock as a result of the blocker provision of the Certificate of Designation described in the following sentence. The Certificate of Designation provides that the holder of Series A stock will not have a right to convert, subject to certain exceptions, the Series A stock for common stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would exceed a beneficial ownership limitation to be set at the discretion of the holder between 4.9% and 19.9% of the number of shares of common stock outstanding immediately after giving effect to the issuance of the shares of common stock being converted. The Reporting Persons have set the beneficial ownership limitation at 9.99%.

3	This percentage is calculated based upon (i) 109,450,463 shares of the Issuer’s Common Stock outstanding as of August 2, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2024 plus (ii) 5,832,500 shares of common stock issuable upon conversion of Series A stock held by the Reporting Persons.

CUSIP No. 19240Q201	Page 6 of 16

1.	Name of reporting persons Venrock Healthcare Capital Partners EG, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 11,516,667[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 11,516,667[2]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,516,667[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%[3]
12.	Type of Reporting Person (See Instructions) PN

1	Venrock Healthcare Capital Partners II, L.P., VHCP Co-Investment Holdings II, LLC, Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management II, LLC, VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.

2	Consists of (i) 788,162 shares of common stock and 1,542,716 shares of common stock issuable upon the conversion of Series A non-voting convertible preferred stock (“Series A stock”) held by Venrock Healthcare Capital Partners II, L.P., (ii) 319,465 shares of common stock and 623,204 shares of common stock issuable upon the conversion of Series A stock held by VHCP Co-Investment Holdings II, LLC, (iii) 2,373,381 shares of common stock and 3,333,950 shares of common stock issuable upon the conversion of Series A stock held by Venrock Healthcare Capital Partners III, L.P., (iv) 237,682 shares of common stock and 332,630 shares of common stock issuable upon the conversion of Series A stock held by VHCP Co-Investment Holdings III, LLC., and (v) 1,965,477 shares of common stock held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon the voluntary conversion of the Reporting Persons’ Series A stock pursuant to the Certificate of Designation for the Series A stock as a result of the blocker provision of the Certificate of Designation described in the following sentence. The Certificate of Designation provides that the holder of Series A stock will not have a right to convert, subject to certain exceptions, the Series A stock for common stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would exceed a beneficial ownership limitation to be set at the discretion of the holder between 4.9% and 19.9% of the number of shares of common stock outstanding immediately after giving effect to the issuance of the shares of common stock being converted. The Reporting Persons have set the beneficial ownership limitation at 9.99%.

3	This percentage is calculated based upon (i) 109,450,463 shares of the Issuer’s Common Stock outstanding as of August 2, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2024 plus (ii) 5,832,500 shares of common stock issuable upon conversion of Series A stock held by the Reporting Persons.

CUSIP No. 19240Q201	Page 7 of 16

1.	Name of reporting persons VHCP Management II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 11,516,667[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 11,516,667[2]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,516,667[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%[3]
12.	Type of Reporting Person (See Instructions) OO

1	Venrock Healthcare Capital Partners II, L.P., VHCP Co-Investment Holdings II, LLC, Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management II, LLC, VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.

2	Consists of (i) 788,162 shares of common stock and 1,542,716 shares of common stock issuable upon the conversion of Series A non-voting convertible preferred stock (“Series A stock”) held by Venrock Healthcare Capital Partners II, L.P., (ii) 319,465 shares of common stock and 623,204 shares of common stock issuable upon the conversion of Series A stock held by VHCP Co-Investment Holdings II, LLC, (iii) 2,373,381 shares of common stock and 3,333,950 shares of common stock issuable upon the conversion of Series A stock held by Venrock Healthcare Capital Partners III, L.P., (iv) 237,682 shares of common stock and 332,630 shares of common stock issuable upon the conversion of Series A stock held by VHCP Co-Investment Holdings III, LLC., and (v) 1,965,477 shares of common stock held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon the voluntary conversion of the Reporting Persons’ Series A stock pursuant to the Certificate of Designation for the Series A stock as a result of the blocker provision of the Certificate of Designation described in the following sentence. The Certificate of Designation provides that the holder of Series A stock will not have a right to convert, subject to certain exceptions, the Series A stock for common stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would exceed a beneficial ownership limitation to be set at the discretion of the holder between 4.9% and 19.9% of the number of shares of common stock outstanding immediately after giving effect to the issuance of the shares of common stock being converted. The Reporting Persons have set the beneficial ownership limitation at 9.99%.

3	This percentage is calculated based upon (i) 109,450,463 shares of the Issuer’s Common Stock outstanding as of August 2, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2024 plus (ii) 5,832,500 shares of common stock issuable upon conversion of Series A stock held by the Reporting Persons.

CUSIP No. 19240Q201	Page 8 of 16

1.	Name of reporting persons VHCP Management III, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 11,516,667[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 11,516,667[2]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,516,667[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%[3]
12.	Type of Reporting Person (See Instructions) OO

1	Venrock Healthcare Capital Partners II, L.P., VHCP Co-Investment Holdings II, LLC, Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management II, LLC, VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.

2	Consists of (i) 788,162 shares of common stock and 1,542,716 shares of common stock issuable upon the conversion of Series A non-voting convertible preferred stock (“Series A stock”) held by Venrock Healthcare Capital Partners II, L.P., (ii) 319,465 shares of common stock and 623,204 shares of common stock issuable upon the conversion of Series A stock held by VHCP Co-Investment Holdings II, LLC, (iii) 2,373,381 shares of common stock and 3,333,950 shares of common stock issuable upon the conversion of Series A stock held by Venrock Healthcare Capital Partners III, L.P., (iv) 237,682 shares of common stock and 332,630 shares of common stock issuable upon the conversion of Series A stock held by VHCP Co-Investment Holdings III, LLC., and (v) 1,965,477 shares of common stock held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon the voluntary conversion of the Reporting Persons’ Series A stock pursuant to the Certificate of Designation for the Series A stock as a result of the blocker provision of the Certificate of Designation described in the following sentence. The Certificate of Designation provides that the holder of Series A stock will not have a right to convert, subject to certain exceptions, the Series A stock for common stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would exceed a beneficial ownership limitation to be set at the discretion of the holder between 4.9% and 19.9% of the number of shares of common stock outstanding immediately after giving effect to the issuance of the shares of common stock being converted. The Reporting Persons have set the beneficial ownership limitation at 9.99%.

3	This percentage is calculated based upon (i) 109,450,463 shares of the Issuer’s Common Stock outstanding as of August 2, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2024 plus (ii) 5,832,500 shares of common stock issuable upon conversion of Series A stock held by the Reporting Persons.

CUSIP No. 19240Q201	Page 9 of 16

1.	Name of reporting persons VHCP Management EG, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 11,516,667[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 11,516,667[2]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,516,667[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%[3]
12.	Type of Reporting Person (See Instructions) OO

1	Venrock Healthcare Capital Partners II, L.P., VHCP Co-Investment Holdings II, LLC, Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management II, LLC, VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.

2	Consists of (i) 788,162 shares of common stock and 1,542,716 shares of common stock issuable upon the conversion of Series A non-voting convertible preferred stock (“Series A stock”) held by Venrock Healthcare Capital Partners II, L.P., (ii) 319,465 shares of common stock and 623,204 shares of common stock issuable upon the conversion of Series A stock held by VHCP Co-Investment Holdings II, LLC, (iii) 2,373,381 shares of common stock and 3,333,950 shares of common stock issuable upon the conversion of Series A stock held by Venrock Healthcare Capital Partners III, L.P., (iv) 237,682 shares of common stock and 332,630 shares of common stock issuable upon the conversion of Series A stock held by VHCP Co-Investment Holdings III, LLC., and (v) 1,965,477 shares of common stock held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon the voluntary conversion of the Reporting Persons’ Series A stock pursuant to the Certificate of Designation for the Series A stock as a result of the blocker provision of the Certificate of Designation described in the following sentence. The Certificate of Designation provides that the holder of Series A stock will not have a right to convert, subject to certain exceptions, the Series A stock for common stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would exceed a beneficial ownership limitation to be set at the discretion of the holder between 4.9% and 19.9% of the number of shares of common stock outstanding immediately after giving effect to the issuance of the shares of common stock being converted. The Reporting Persons have set the beneficial ownership limitation at 9.99%.

3	This percentage is calculated based upon (i) 109,450,463 shares of the Issuer’s Common Stock outstanding as of August 2, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2024 plus (ii) 5,832,500 shares of common stock issuable upon conversion of Series A stock held by the Reporting Persons.

CUSIP No. 19240Q201	Page 10 of 16

1.	Name of Reporting Persons Shah, Nimish
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 11,516,667[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 11,516,667[2]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,516,667[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%[3]
12.	Type of Reporting Person (See Instructions) IN

1	Venrock Healthcare Capital Partners II, L.P., VHCP Co-Investment Holdings II, LLC, Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management II, LLC, VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.

2	Consists of (i) 788,162 shares of common stock and 1,542,716 shares of common stock issuable upon the conversion of Series A non-voting convertible preferred stock (“Series A stock”) held by Venrock Healthcare Capital Partners II, L.P., (ii) 319,465 shares of common stock and 623,204 shares of common stock issuable upon the conversion of Series A stock held by VHCP Co-Investment Holdings II, LLC, (iii) 2,373,381 shares of common stock and 3,333,950 shares of common stock issuable upon the conversion of Series A stock held by Venrock Healthcare Capital Partners III, L.P., (iv) 237,682 shares of common stock and 332,630 shares of common stock issuable upon the conversion of Series A stock held by VHCP Co-Investment Holdings III, LLC., and (v) 1,965,477 shares of common stock held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon the voluntary conversion of the Reporting Persons’ Series A stock pursuant to the Certificate of Designation for the Series A stock as a result of the blocker provision of the Certificate of Designation described in the following sentence. The Certificate of Designation provides that the holder of Series A stock will not have a right to convert, subject to certain exceptions, the Series A stock for common stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would exceed a beneficial ownership limitation to be set at the discretion of the holder between 4.9% and 19.9% of the number of shares of common stock outstanding immediately after giving effect to the issuance of the shares of common stock being converted. The Reporting Persons have set the beneficial ownership limitation at 9.99%.

3	This percentage is calculated based upon (i) 109,450,463 shares of the Issuer’s Common Stock outstanding as of August 2, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2024 plus (ii) 5,832,500 shares of common stock issuable upon conversion of Series A stock held by the Reporting Persons.

CUSIP No. 19240Q201	Page 11 of 16

1.	Name of Reporting Persons Koh, Bong
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 11,516,667[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 11,516,667[2]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,516,667[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%[3]
12.	Type of Reporting Person (See Instructions) IN

1	Venrock Healthcare Capital Partners II, L.P., VHCP Co-Investment Holdings II, LLC, Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management II, LLC, VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.

2	Consists of (i) 788,162 shares of common stock and 1,542,716 shares of common stock issuable upon the conversion of Series A non-voting convertible preferred stock (“Series A stock”) held by Venrock Healthcare Capital Partners II, L.P., (ii) 319,465 shares of common stock and 623,204 shares of common stock issuable upon the conversion of Series A stock held by VHCP Co-Investment Holdings II, LLC, (iii) 2,373,381 shares of common stock and 3,333,950 shares of common stock issuable upon the conversion of Series A stock held by Venrock Healthcare Capital Partners III, L.P., (iv) 237,682 shares of common stock and 332,630 shares of common stock issuable upon the conversion of Series A stock held by VHCP Co-Investment Holdings III, LLC., and (v) 1,965,477 shares of common stock held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon the voluntary conversion of the Reporting Persons’ Series A stock pursuant to the Certificate of Designation for the Series A stock as a result of the blocker provision of the Certificate of Designation described in the following sentence. The Certificate of Designation provides that the holder of Series A stock will not have a right to convert, subject to certain exceptions, the Series A stock for common stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would exceed a beneficial ownership limitation to be set at the discretion of the holder between 4.9% and 19.9% of the number of shares of common stock outstanding immediately after giving effect to the issuance of the shares of common stock being converted. The Reporting Persons have set the beneficial ownership limitation at 9.99%.

3	This percentage is calculated based upon (i) 109,450,463 shares of the Issuer’s Common Stock outstanding as of August 2, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2024 plus (ii) 5,832,500 shares of common stock issuable upon conversion of Series A stock held by the Reporting Persons.

CUSIP No. 19240Q201	Page 12 of 16

Introductory Note: This Schedule 13G/A is filed on behalf of Venrock Healthcare Capital Partners II, L.P., a limited partnership organized under the laws of the State of Delaware (“VHCP-II”), VHCP Co-Investment Holdings II, LLC, a limited liability company organized under the laws of the State of Delaware (“VHCP-II Co-Invest”), Venrock Healthcare Capital Partners III, L.P., a limited partnership organized under the laws of the State of Delaware (“VHCP-III”), VHCP Co-Investment Holdings III, LLC, a limited liability company organized under the laws of the State of Delaware (“VHCP-III Co-Invest”), Venrock Healthcare Capital Partners EG, L.P., a limited partnership organized under the laws of the State of Delaware (“VHCP-EG”), VHCP Management II, LLC, a limited liability company organized under the laws of the State of Delaware (“VHCPM-II”), VHCP Management III, LLC, a limited liability company organized under the laws of the State of Delaware (“VHCPM-III”), VHCP Management EG, LLC, a limited liability company organized under the laws of the State of Delaware (“VHCPM-EG” and collectively with VHCP II, VHCP-II Co-Invest, VHCP-III, VHCP-III Co-Invest, VHCP-EG, VHCPM-II and VHCPM-III, the “Venrock Entities”), Nimish Shah (“Shah”) and Bong Koh (“Koh”) in respect of Common Stock of Cogent Biosciences, Inc.

Item 1.

(a)	Name of Issuer

Cogent Biosciences, Inc.

(b)	Address of Issuer’s Principal Executive Offices

275 Wyman Street, 3rd Floor

Waltham, MA 02451

Item 2.

(a)	Name of Person Filing

Venrock Healthcare Capital Partners II, L.P.

VHCP Co-Investment Holdings II, LLC

Venrock Healthcare Capital Partners III, L.P.

VHCP Co-Investment Holdings III, LLC

Venrock Healthcare Capital Partners EG, L.P.

VHCP Management II, LLC

VHCP Management III, LLC

VHCP Management EG, LLC

Nimish Shah

Bong Koh

(b)	Address of Principal Business Office or, if none, Residence

New York Office:	Palo Alto Office:
7 Bryant Park	3340 Hillview Avenue
23rd Floor	Palo Alto, CA 94304
New York, NY 10018

(c)	Citizenship

All of the Venrock Entities were organized in Delaware. The individuals are both United States citizens.

(d)	Title of Class of Securities

Common Stock, par value $0.001 per share

(e)	CUSIP Number

19240Q201

CUSIP No. 19240Q201	Page 13 of 16

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned as of September 30, 2024:

Venrock Healthcare Capital Partners II, L.P.	11,516,667	(1)
VHCP Co-Investment Holdings II, LLC	11,516,667	(1)
Venrock Healthcare Capital Partners III, L.P.	11,516,667	(1)
VHCP Co-Investment Holdings III, LLC	11,516,667	(1)
Venrock Healthcare Capital Partners EG, L.P.	11,516,667	(1)
VHCP Management II, LLC	11,516,667	(1)
VHCP Management III, LLC	11,516,667	(1)
VHCP Management EG, LLC	11,516,667	(1)
Nimish Shah	11,516,667	(1)
Bong Koh	11,516,667	(1)

(b)	Percent of Class as of September 30, 2024:

Venrock Healthcare Capital Partners II, L.P.	9.99%
VHCP Co-Investment Holdings II, LLC	9.99%
Venrock Healthcare Capital Partners III, L.P.	9.99%
VHCP Co-Investment Holdings III, LLC	9.99%
Venrock Healthcare Capital Partners EG, L.P.	9.99%
VHCP Management II, LLC	9.99%
VHCP Management III, LLC	9.99%
VHCP Management EG, LLC	9.99%
Nimish Shah	9.99%
Bong Koh	9.99%

(c)	Number of shares as to which the person has, as of September 30, 2024:

(i)	Sole power to vote or to direct the vote

Venrock Healthcare Capital Partners II, L.P.	0
VHCP Co-Investment Holdings II, LLC	0
Venrock Healthcare Capital Partners III, L.P.	0
VHCP Co-Investment Holdings III, LLC	0
Venrock Healthcare Capital Partners EG, L.P.	0
VHCP Management II, LLC	0
VHCP Management III, LLC	0
VHCP Management EG, LLC	0
Nimish Shah	0
Bong Koh	0

(ii)	Shared power to vote or to direct the vote

Venrock Healthcare Capital Partners II, L.P.	11,516,667	(1)
VHCP Co-Investment Holdings II, LLC	11,516,667	(1)
Venrock Healthcare Capital Partners III, L.P.	11,516,667	(1)
VHCP Co-Investment Holdings III, LLC	11,516,667	(1)
Venrock Healthcare Capital Partners EG, L.P.	11,516,667	(1)
VHCP Management II, LLC	11,516,667	(1)
VHCP Management III, LLC	11,516,667	(1)
VHCP Management EG, LLC	11,516,667	(1)
Nimish Shah	11,516,667	(1)
Bong Koh	11,516,667	(1)

(iii)	Sole power to dispose or to direct the disposition of

Venrock Healthcare Capital Partners II, L.P.	0
VHCP Co-Investment Holdings II, LLC	0
Venrock Healthcare Capital Partners III, L.P.	0
VHCP Co-Investment Holdings III, LLC	0
Venrock Healthcare Capital Partners EG, L.P.	0
VHCP Management II, LLC	0
VHCP Management III, LLC	0
VHCP Management EG, LLC	0
Nimish Shah	0
Bong Koh	0

(iv)	Shared power to dispose or to direct the disposition of

Venrock Healthcare Capital Partners II, L.P.	11,516,667	(1)
VHCP Co-Investment Holdings II, LLC	11,516,667	(1)
Venrock Healthcare Capital Partners III, L.P.	11,516,667	(1)
VHCP Co-Investment Holdings III, LLC	11,516,667	(1)
Venrock Healthcare Capital Partners EG, L.P.	11,516,667	(1)
VHCP Management II, LLC	11,516,667	(1)
VHCP Management III, LLC	11,516,667	(1)
VHCP Management EG, LLC	11,516,667	(1)
Nimish Shah	11,516,667	(1)
Bong Koh	11,516,667	(1)

1	Consists of (i) 788,162 shares of common stock and 1,542,716 shares of common stock issuable upon the conversion of Series A non-voting convertible preferred stock (“Series A stock”) held by Venrock Healthcare Capital Partners II, L.P., (ii) 319,465 shares of common stock and 623,204 shares of common stock issuable upon the conversion of Series A stock held by VHCP Co-Investment Holdings II, LLC, (iii) 2,373,381 shares of common stock and 3,333,950 shares of common stock issuable upon the conversion of Series A stock held by Venrock Healthcare Capital Partners III, L.P., (iv) 237,682 shares of common stock and 332,630 shares of common stock issuable upon the conversion of Series A stock held by VHCP Co-Investment Holdings III, LLC., and (v) 1,965,477 shares of common stock held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon the voluntary conversion of the Reporting Persons’ Series A stock pursuant to the Certificate of Designation for the Series A stock as a result of the blocker provision of the Certificate of Designation described in the following sentence. The Certificate of Designation provides that the holder of Series A stock will not have a right to convert, subject to certain exceptions, the Series A stock for common stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would exceed a beneficial ownership limitation to be set at the discretion of the holder between 4.9% and 19.9% of the number of shares of common stock outstanding immediately after giving effect to the issuance of the shares of common stock being converted. The Reporting Persons have set the beneficial ownership limitation at 9.99%.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of a Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 19240Q201	Page 15 of 16

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024

Venrock Healthcare Capital Partners II, L.P.			Venrock Healthcare Capital Partners III, L.P.

By:	VHCP Management II, LLC		By:	VHCP Management III, LLC
Its:	General Partner		Its:	General Partner

By:	/s/ Sherman G. Souther		By:	/s/ Sherman G. Souther
	Name:	Sherman G. Souther		Name:	Sherman G. Souther
	Its:	Authorized Signatory		Its:	Authorized Signatory

VHCP Co-Investment Holdings II, LLC			Venrock Healthcare Capital Partners III, L.P.

By:	VHCP Management II, LLC		By:	VHCP Management II, LLC
Its:	Manager		Its:	Manager

By:	/s/ Sherman G. Souther		By:	/s/ Sherman G. Souther
	Name:	Sherman G. Souther		Name:	Sherman G. Souther
	Its:	Authorized Signatory		Its:	Authorized Signatory

Venrock Healthcare Capital Partners EG, L.P.

By:	VHCP Management EG, LLC
Its:	General Partner

By:	/s/ Sherman G. Souther
	Name:	Sherman G. Souther
	Its:	Authorized Signatory

VHCP Management II, LLC			VHCP Management III, LLC

By:	/s/ Sherman G. Souther		By:	/s/ Sherman G. Souther
	Name:	Sherman G. Souther		Name:	Sherman G. Souther
	Its:	Authorized Signatory		Its:	Authorized Signatory

VHCP Management EG, LLC

By:	/s/ Sherman G. Souther
	Name:	Sherman G. Souther
	Its:	Authorized Signatory

Nimish Shah		Bong Koh

By:	/s/ Sherman G. Souther	By:	/s/ Sherman G. Souther
	Sherman G. Souther, as attorney-in-fact		Sherman G. Souther, as attorney-in-fact

CUSIP No. 19240Q201	Page 16 of 16

EXHIBITS

A:	Joint Filing Agreement (incorporated by reference to Exhibit A to Schedule 13G filed on February 14, 2024)

B:	Power of Attorney for Nimish Shah (incorporated by reference to Exhibit B to Schedule 13G filed on July 20, 2020)

C:	Power of Attorney for Bong Koh (incorporated by reference to Exhibit C to Schedule 13G filed on July 20, 2020)